

October 1, 2019

<u>Via E-mail</u>
Chai Shouping
Chief Financial Officer
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The Peoples Republic of China

> **Re:** **PetroChina Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2018**
> **Filed April 29, 2019**
> **File No. 1-15006**

Dear Mr. Shouping:

We refer you to our comment letter dated September 3, 2019, regarding business contacts with North Korea, Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Wu Enlai, Secretary
        PetroChina Company Limited